

Mail Stop 3720

January 21, 2010

Mr. Nehemia Zucker
Chief Executive Officer
j2 Global Communications, Inc.
6922 Hollywood Boulevard, Suite 500
Los Angeles, California 90028

      RE: **j2 Global Communications, Inc.**
               Form 10-K for the year ended December 31, 2008
               Filed February 25, 2009, as amended March 5, 2009

               Forms 10-Q for the quarterly periods ended March 31, 2009, June 30, 2009, and September 30, 2009
               File No. 000-25965

Dear Mr. Zucker:

      We have completed our review of your Form 10-K and have no further comments at this time.

                           Sincerely,

                           Larry Spirgel
                           Assistant Director